SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of 9th January 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




EASYJET CAN'T MATCH RYANAIR'S FARES AND CAN'T MATCH RYANAIR'S ON-TIMES EITHER!


Ryanair, Europe's only low fares airline today (Thursday, 9th January 2003) published improved customer service statistics for December 2002, a month during which Ryanair's traffic increased by 64% over the corresponding month in the previous year.

Ryanair continue to be the only European airline that publishes its customer service statistics on a monthly basis, and again calls on its competitor airlines to publish theirs, which would demonstrate that Ryanair provides not just the lowest fares in Europe but also the best package of customer service in terms of on-times, complaints and lost baggage.

Ryanair also drew attention to the fact that its on-time performance continues to be significantly better than that of Easyjet, although in each of the last 4 weeks Easyjet has mysteriously failed to disclose its punctuality figures, which leads Ryanair to believe that Easyjet now realise that they can't beat Ryanair's prices and they can't beat Ryanair's punctuality.

Ryanair's Head of Communications, Paul Fitzsimmons, today said:

        "Ryanair is the only European airline which publishes its customer service statistics on a monthly basis. It is regrettable that Easyjet has mysteriously failed to publish its punctuality statistics for each of the last 4 weeks, and we now call on them to do so.

        "It would appear that Easyjet is unable to match Ryanair's prices (Easyjet's fares are on average 60% higher than those of Ryanair), and it now appears that Easyjet can't match Ryanair's punctuality either.

        "These statistics continue to highlight why Ryanair's traffic numbers are growing at 35% per annum - because we provide what customers really want - the lowest air fares in Europe and the No1 customer service package as well!"



Ends.  Thursday, 9th January 2003

For further information:

Paul Fitzsimmons

Ryanair

Tel: + 353 1 8121212

Pauline McAlester

Murray Consultants

Tel: + 353 1 4980300


RYANAIR/EASYJET PUNCTUALITY COMPARISON
Based on statistics published weekly on company websites




Week Ending                  Ryanair                      Easyjet                Best Punctuality
                     On Time         W. 60         On Time         W.60


     08-Sep            79%            97%            70%           92%                RYANAIR
     15-Sep            77%            97%            75%           93%                RYANAIR
     22-Sep            84%            98%            83%           97%                RYANAIR
     29-Sep            85%            98%            78%           93%                RYANAIR
     06-Oct            89%            99%              Not Published                  RYANAIR
     13-Oct            87%            99%            84%           94%                RYANAIR
     20-Oct            84%            99%            80%           96%                RYANAIR
     27-Oct            78%            95%            68%           90%                RYANAIR
     03-Nov            86%            98%            81%           95%                RYANAIR
     10-Nov            89%            99%            82%           95%                RYANAIR
     17-Nov            87%            98%            79%           93%                RYANAIR
     24-Nov            85%            97%            86%           97%                EASYJET
     01-Dec            84%            96%            80%           93%                RYANAIR
     08-Dec            87%            98%            83%           97%                RYANAIR
     15-Dec            75%            95%              Not Published                  RYANAIR
     22-Dec            65%            90%              Not Published                  RYANAIR
     29-Dec            83%            97%              Not Published                  RYANAIR
     06-Jan            81%            97%              Not Published                  RYANAIR





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  9th January 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director